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18000078

SEC Mail Processing Section
FEB 09 2018
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ILG Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 W. 11th Street
(No. and Street)

Kansas City	Missouri	64105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Cook — 816-391-2384 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM.

OATH OR AFFIRMATION

I, Jeannine Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ILG Securities Corporation, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeannine Jenkins
Signature

Chief Financial Officer
Title

Notary Public

ROLANDO ROCHA
Notary Public
STATE OF TEXAS
Notary I.D. 13001988-9
My Comm. Exp. Nov. 10, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ILG SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2017

ILG SECURITIES CORPORATION

CONTENTS

		PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF OPERATIONS		3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		4
STATEMENT OF CASH FLOWS		5
NOTES TO FINANCIAL STATEMENTS		6
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT		11

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
ILG Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition ILG Securities Corporation (the Company) as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I & II (the Schedules) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 2, 2018

We have served as the Company's auditor since 2016.

ILG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	88,924
Commissions receivable		1,830
Prepaid expenses		14,355
Receivable from affiliate		2,170
Total assets	$	107,279

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	4,185
Total liabilities		4,185
Stockholder's equity		
Common stock - $100 par value, 10,000 shares authorized, 300 shares issued and outstanding		30,000
Additional paid-in capital		1,141,107
Accumulated deficit		(1,068,013)
Total stockholder's equity		103,094
Total liabilities and stockholder's equity	$	107,279

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Commission income	$ 13,508
Total revenues	13,508
Expenses	
Regulatory fees and expenses	1,930
Other administrative expenses	88,217
Total expenses	90,147
Net loss before income taxes	(76,639)
Provision (benefit) for income taxes	(26,824)
Net loss	$ (49,815)

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at December 31, 2016	300	$ 30,000	$ 1,141,107	$ (1,018,198)	$ 152,909
Net loss	--	--	--	(49,815)	(49,815)
Balances at December 31, 2017	300	$ 30,000	$ 1,141,107	$ (1,068,013)	$ 103,094

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities	
Net income (loss)	$ (49,815)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
(Increase) decrease in assets:	
Commissions receivable	(30)
Prepaid expenses	(245)
Receivable from affiliate	(750)
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	1,455
Net cash provided (used) by operating activities	(49,385)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net increase (decrease) in cash	(49,385)
Beginning cash	138,309
Ending cash	$ 88,924
Supplemental Disclosures	
Cash paid (received) for:	
Interest	$ --
Income tax	$ (26,074)

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2017

Note 1 - Description of Business

ILG Securities Corporation (the "Company") is a wholly-owned subsidiary of Investors Life Insurance Company of North America ("ILICNA", or the "Parent"), an indirect, wholly-owned subsidiary of Financial Holding Corporation ("FHC"). The Company is a registered broker-dealer with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(1), which acts as the principal underwriter of variable annuity products sponsored by the Parent and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's income is primarily related to commissions on average account balances of mutual fund customers for whom the Company is the broker of record.

Note 2 - Summary of Significant Accounting Policies

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid debt instruments purchased with a maturity of less than ninety days.

Commission income related to the service and maintenance of accounts held with mutual fund companies is recognized when earned.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Federal Income Taxes

The Company files a consolidated federal income tax return with FHC and its subsidiaries. The Company is charged or credited an amount of federal income tax equal to the tax that would have been paid by or refunded to the Company on a separate return basis in accordance with a written tax allocation agreement. During 2017, the Company recorded federal income tax benefits of $26,824, of which $24,654 has been reimbursed by FHC and $2,170 was outstanding as receivable at December 31, 2017.

With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by taxing authorities for years before 2013.

The Company had no uncertain tax positions at December 31, 2017. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $69,739 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Related Party Transactions/Economic Dependency

The Company and its Parent are under common control and the existence of that control could create operating results and financial position different than if the companies were autonomous.

Under a service agreement, an affiliate of the Parent provides the Company with personal property, support staff and office space. The affiliate incurs general and administrative expenses on behalf of the Company. For providing these services, the affiliate is entitled to receive compensation from the Company on a monthly basis. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 60 days prior to the expiration of an annual term. The Company paid $20,403 under this agreement during the year ended December 31, 2017. These expenses are included in other administrative expenses.

The Company is economically dependent on its Parent.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2017

Schedule I

ILG SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 103,094
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		103,094
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable	$ 1,830	
Prepaid expenses	14,355	
Receivable from affiliate	2,170	(18,355)
Other charges:		
Excess fidelity bond charge		(15,000)
Net capital before haircuts on securities positions		69,739
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		--
Net capital		$ 69,739

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 4,185
Total aggregate indebtedness	$ 4,185

Schedule I (continued)

ILG SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6⅔% of total aggregate indebtedness)	$ 279
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 64,739
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 63,739
Ratio: Aggregate indebtedness to net capital	.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ILG SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

EXEMPTIVE PROVISIONS

The Company is exempt from the possession, control and reserve requirements of SEC Rule 15c3-3 as the Company's activities are limited to those as set forth in paragraphs (k)(1) of Rule 15c3-3.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Year Ended

December 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
ILG Securities Corporation

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) ILG Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 2, 2018

ILG SECURITIES CORPORATION
Management's Exemption Report
Year Ended
December 31, 2017

ILG Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2017 without exception.

ILG Securities Corporation

I, Jeannine Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeannine Jenkins

Title: Chief Financial Officer

January 29, 2018